UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             PMA Capital Corporation
                             -----------------------
                                (Name of Issuer)


                  Class A Common Stock, $5 par value per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    693419202
                                 --------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]     Rule 13d-1(b)

     [   ]     Rule 13d-1(c)

     [ X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Frederick W. Anton III
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ______
     (b) ______
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizen of the United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER

               505,282 shares
     ---------------------------------------------------------------------------
     6    SHARED VOTING POWER

               0
     ---------------------------------------------------------------------------
     7    SOLE DISPOSITIVE POWER

               505,282 shares
     ---------------------------------------------------------------------------
     8    SHARED DISPOSITIVE POWER

               0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          505,282 shares
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10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

          X
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.0%
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12   TYPE OF REPORTING PERSON (See Instructions)

          IN
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                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 3 of 6 Pages
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Item 1(a)      Name of Issuer:

               PMA Capital Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1735 Market Street, Philadelphia, PA 19103-7590

Item 2(a)      Name of Person Filing:

               Frederick W. Anton III

Item 2(b)      Address of Principal Business Office, or, If None, Residence:

               1735 Market Street, Philadelphia, PA 19103-7590

Item 2(c)      Citizenship:

               Citizen of the United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, $5 par value per share

Item 2(e)      Cusip Number:

               693419202

Item 3         If this Statement is filed  pursuant to 13d-1(b),  or 13d-2(b) or
               (c), check whether the person filing is a:

               Not applicable.

Item 4         Ownership:

               (a)  Amount Beneficially Owned:

                    505,282 shares (1)(2)

               (b)  Percent of Class:

                    5.0%(1)(2)

               (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or direct the vote: 505,282 shares(1)

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 4 of 6 Pages
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               (ii) shared power to vote or direct the vote: 0(2)

               (iii)sole power to dispose or to direct the disposition of:
                    505,282 shares(1)

               (iv) shared power to dispose or to direct the disposition of:
                    0(2)
          -------------------

          (1) Represents (i) 130,603 shares of the Company's Common Stock, $5 par value per share, or 1.0% of the outstanding shares of the Company's Common Stock, which are convertible into 130,603 shares of the Company's Class A Common Stock, (ii) 106,513 shares of the Company's Class A Common Stock, including 10,000 shares held in a charitable trust of which Mr. Anton is the trustee and has sole voting and investment power, and (iii) options to purchase 268,166 shares of Class A Common Stock that are currently exercisable or will become exercisable within the next 60 days. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 12,648,658 shares of Common Stock and 9,692,854 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock and no exercises of currently exercisable stock options, Mr. Anton is entitled to cast 1.0% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.

          (2) As of December 31, 1999, PMA Foundation (the "Foundation") owned 4,561,225 shares of Common Stock and 912,225 shares of Class A Common Stock, or 36.1% and 9.4%, respectively, of each such class (5,473,450 shares of Class A Common Stock, or 38.4% of such class, assuming conversion of all shares of Common Stock held by the Foundation into shares of Class A Common Stock). The Board of Trustees of the Foundation has sole voting power and investment power with respect to the shares of Common Stock and Class A Common Stock of the Company held by the Foundation. Mr. Anton is a member of the Board of Trustees of the Foundation and disclaims beneficial ownership of the Foundation's shares, which are excluded from the shares reported above. As of December 31, 1999, Pennsylvania Manufacturers' Association, Northeast Branch ("NE Branch") owned 70,500 shares of Common Stock and 14,100 shares of Class A Common Stock, representing less than 1% of each class of stock. The Board of Trustees of NE Branch has sole voting power and investment power with respect to the shares held by the NE Branch. Mr. Anton is a member of the Board of Trustees of NE Branch and disclaims beneficial ownership of NE Branch's shares, which are excluded from the shares reported above.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 5 of 6 Pages
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Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by Mr. Anton, except the right to receive dividends with respect to shares held by Mr. Anton's charitable trust.

Item 7         Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported On by the Parent Holding Company or Control Person:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certifications:

               Not applicable.

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 6 of 6 Pages
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Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date: February 2, 2000                       /s/ Frederick W. Anton III
      -----------------------                --------------------------
                                             Frederick W. Anton III